

Mail Stop 4720

September 4, 2009

By U.S. Mail and Facsimile to (559) 782-4996

James C. Holly
President and Chief Executive Officer
Sierra Bancorp
86 North Main Street
Porterville, California 93257

> **Re:** **Sierra Bancorp**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Period ended March 31, 2009**
> **Form 10-Q for the Period ended June 30, 2009**
> **File No. 000-33063**

Dear Mr. Holly:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition

Non-performing Assets, page 41

1.   Please expand your disclosure in future filings to disclose the amount of potential problem loans pursuant to Item III (C) (2) of Guide III.

Allowance for Loan and Lease Losses, page 44

2.   We note your disclosure on page 32 that your allowance for loan losses has been judged by management to be adequate to absorb currently identified *potential* losses as well as any likely *future* losses. We also note your disclosure on page 46 that your allowance is increased by a provision for *possible* loan and lease losses charged against earnings. These disclosures appear inconsistent with your policy disclosed on page 65 that the allowance is maintained at a level which is adequate to absorb loan and lease losses "inherent in the loan and lease portfolio." Please revise future filings to reconcile this apparent inconsistency. If true, clearly confirm that your methodologies are applied in such a manner as is reflected in the policy stated in your disclosure on page 65 and referred to above. Please also confirm that your allowance for loan losses represents your best estimate of *probable* losses inherent in your loan portfolio consistent with the guidance set forth in SFAS 5 and SFAS 114. Refer to Section II.P.1 of the Division of Corporation Finance's *Current Accounting and Disclosure Issues* (which is available on our web-site) for more information.

Executive Compensation, p. 98

Executive Compensation Decisions

3.   We note your discussion on page 13 of your proxy statement on Schedule 14A regarding your belief that disclosing your annual targets would compromise your policy of keeping your growth rate targets confidential. Please provide us with a detailed supplemental analysis supporting your conclusion regarding confidentiality of the earnings targets.

        In addition, please note that even where the specific targets are not disclosed, your disclosure should still provide sufficient analysis to enable an investor to understand the level of difficulty required to reach various compensation levels and appreciate the relationship between expected performance and actual performance. In future filings, revise this disclosure accordingly.

Certain Relationships and Related Transactions, and Director Independence, page 99

4.   We note the disclosure on page 22 of the Schedule 14A that the loans were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons. Please confirm, and revise future filings to

disclose, if accurate, that the loans were made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for <u>comparable loans with persons not related to the lender</u>. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

Signature

5.   Please amend the signature page to identify the Chief Accounting Officer or Controller, as required by General Instruction D(2)(a) of Form 10-K.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Item 1. Financial Statements (Unaudited)

General

6.   Please revise your future filings to provide the disclosures required by paragraph 20(a) of SFAS 114. Please note that such disclosures are required as of each balance sheet date, including quarterly periods.

7.   Please revise your future filings, starting with your September 30, 2009 Form 10-Q, to provide the disclosures required by FSP FAS 115-1 and 124-1 and FSP FAS 115-2 and 124-2, as applicable, with respect to your investment portfolio.

Note 9 – Fair Value Option and Fair Value Measurements, page 9

8.   Please revise your future filings, starting with your September 30, 2009 Form 10-Q, to provide the disclosures required by FSP FAS 107-1 and APB 28-1.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Allowance for Loan and Lease Losses, page 27

9.   We note the continued deterioration in the credit quality of your loan portfolio as evidenced by the significant increase in nonperforming assets over recent periods. For example, your nonperforming assets as of June 30, 2009 ($57.8 million) were six times the amount of nonperforming assets at December 31, 2007 ($9.6 million). During this same time period you increased your allowance by only 33% – from $12.3 million at December 31, 2007 to $16.4 million at June 30, 2009. Please revise your disclosure in future filings to more clearly bridge the gap between the significant changes in your recent credit experience and evidence of changes in your overall credit environment with the increase in your allowance for loan losses. For example, discuss in general the relationship between your nonperforming and impaired loans and the allowance for loan losses, discuss in

detail how you measure impairment on your impaired loans and link this information to the increase to your allowance for loan losses. Further, discuss the reasons that your allowance has not proportionally followed the levels of your nonperforming loans and charge-offs. Discuss the steps you take to monitor and evaluate collateral values of your nonperforming and problem loans as part of your allowance methodology and discuss the trends experienced in that area in recent periods.

10. We note that your net charge-offs significantly increased during the year ended December 31, 2008 as well as the six months ended June 30, 2009. Please tell us and revise your future filings to more clearly explain how this trend of increasing charge-offs has impacted or is expected to impact your allowance for loan losses. Specifically explain how you determined that your allowance for loan losses at each period-end was appropriate given the significant amount of charge-offs ultimately realized.

11. We note your disclosure on page 27 that current accounting rules require you to write down most of your impaired real estate loans to estimated fair value through charges to the allowance. Please clarify for us what you mean by this disclosure. In this regard, explain how you determine when a loan is impaired and specifically describe the triggering events or other circumstances which impact the timing of when an allowance for loan losses is established for an impaired loan versus when the loan is charged-off. Cite the specific accounting guidance upon which you relied.

12. As a related matter, please tell us and revise your future filings to include the following enhanced disclosures with respect to your impaired real estate loans:

- The approximate amount or percentage of impaired loans for which the Company relied on current third party appraisals of the collateral to assist in measuring impairment versus those for which current appraisals were not available;
- The typical timing surrounding the recognition of a collateral dependent lending relationship and respective loans as nonperforming, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process;
- In more detail, the procedures you perform to monitor these loans between the receipt of an original appraisal and the updated appraisal;
- Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable;

- How you account for any partially charged-off loans subsequent to receiving an updated appraisal. In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g. loan extension, changes to interest rates, etc);
- In the event that you do not use external appraisals to fair value the underlying collateral for impaired loans or in cases where the appraisal has not been updated to reflect current market conditions, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans; and
- For those loans you determined that no specific valuation allowance was necessary, the substantive reasons to support this conclusion.

13.   Please tell us and revise your future filings to disclose whether you have made any changes to your allowance for loan losses methodology during recent periods, including:

- the historical loss data you used as a starting point for estimating current losses;
- how you incorporated economic factors affecting loan quality into your allowance estimate;
- your charge-off policy;
- the level of specificity you used to group loans for purposes of estimating losses;
- your application of loss factors to graded loans; and
- any other estimation methods and assumptions you used.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christina Harley, Staff Accountant, at (202) 551-3695, or Angela Connell, Senior Accountant, at (202) 551-3426 if you have any questions regarding accounting-related comments. For all other questions, contact Gregory Dundas, Attorney-Adviser, at (202) 551-3436 or me at (202) 551-3448.

Sincerely,

Jessica Livingston
Senior Counsel